Mail Stop 3561

April 11, 2008

Michael Hamilton
Chairman of the Board and Chief Executive Officer
26 Broadway, Suite 907
New York, NY 10004

  Re: MMC Energy, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed March 31, 2008
    File No. 1-33564

Dear Mr. Hamilton:

  We have completed our review of your preliminary proxy statement and have no further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director